GlobalFoundries Appoints Sam Franklin as Chief Financial Officer
Franklin’s proven financial leadership and strategic expertise will support GF’s continued growth and profitability
MALTA, N.Y., Dec. 10, 2025 – GlobalFoundries (GF) today announced that its Board of Directors has appointed Sam Franklin as Chief Financial Officer, effective immediately. Mr. Franklin previously served as Senior Vice President of Business Finance & Operations and Investor Relations and recently Interim CFO.
“We are delighted to have Sam formally appointed as CFO,” said Tim Breen, CEO of GF. “His proven leadership and financial expertise will accelerate GF’s momentum and capitalize on the significant opportunities ahead. As we continue to drive profitability and deliver differentiated technologies for the scaling of AI from the data center to the physical world, Sam’s ability to deliver results and partner across the organization will be critical to our success.”
Franklin brings extensive financial leadership experience and a proven track record of driving operational excellence and strategic growth. He joined GF in 2022 and has held senior roles overseeing finance operations, business finance, investor relations, capital markets and treasury. His deep understanding of GF’s business and commitment to disciplined financial management position him to lead the company’s finance and operations organization as GF continues to execute its long-term strategy.
“I am thrilled to take on this role and support the acceleration of GF’s mission to deliver essential chip technologies to our customers,” said Franklin. “As the secular drivers and demand for semiconductors continue to ramp, GF is building a strong foundation for its next phase of robust, sustainable and profitable growth. I look forward to working with our talented teams across the world to advance our strategic priorities, drive operational excellence and create long-term value for our shareholders.”
About GF
GlobalFoundries (GF) is a leading manufacturer of essential semiconductors the world relies on to live, work and connect. We innovate and partner with customers to deliver more power-efficient, high-performance products for automotive, smart mobile devices, internet of things, communications infrastructure and other high-growth markets. With our global manufacturing footprint spanning the U.S., Europe, and Asia, GF is a trusted and reliable source for customers around the world. Every day, our talented global team delivers results with an unyielding focus on security, longevity, and sustainability. For more information, visit www.gf.com.
Forward-looking information
This news release may contain forward-looking statements, which involve risks and uncertainties. Readers are cautioned not to place undue reliance on any of these forward-

looking statements. These forward-looking statements speak only as of the date hereof. GF undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.

Media contact:
Erica McGill
erica.mcgill@globalfoundries.com